Exhibit 99.1

Polyrizon Announces Successful Study of its Naloxone Formulation Demonstrating Enhanced Nasal Deposition Profile Versus Commercial Reference Product

Raanana, Israel, Feb. 26, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a pre-clinical-stage biotechnology company developing intranasal administrated solutions, today announced results from a comparative study evaluating the regional nasal deposition profile of its naloxone formulation versus a commercial reference product.

The study was conducted at the University of Parma’s Biopharmanet-TEC research center under the scientific supervision of Prof. Fabio Sonvico. The laboratory specializes in the research and development of intranasally administered technologies.

The evaluation was performed using a validated silicone nasal cast model (Koken® LM-005) combined with quantitative image analysis. Results demonstrated that Polyrizon’s formulation achieved significantly higher deposition in the nasal vestibule region compared to the commercial reference product.

Key Findings:

●	Polyrizon’s advanced nasal formulation achieved 94.6% (±4.0%) deposition in the nasal vestibule and upper turbinate, a highly vascularized region that may support rapid systemic absorption and potentially enhance the onset and bioavailability of intranasally administered drugs.

●	In comparison, the reference commercial product delivered only 79.6% (±3.0%) to the same nasal cavity area.

●	Polyrizon’s formulation also showed significantly lower deposition in the lower turbinate region (5.4% vs. 20.4% for the commercial product), potentially reducing posterior runoff and unintended drainage toward the nasopharynx, which may support improved dosing consistency and systemic delivery efficiency.

The upper/anterior nasal region (upper turbinate and vestibule) is highly vascularized and plays a critical role in rapid systemic drug absorption. Enhanced and reproducible targeting of this region suggests that Polyrizon’s Trap & Target™ technology enables controlled regional deposition within the nasal cavity.

“This evaluation demonstrates the ability of our platform technology to modulate and control nasal deposition patterns compared to an established commercial product,” said Tomer Izraeli, CEO of Polyrizon. “We believe that these results further validate our formulation-engineering approach and strengthen the differentiation of our intranasal platform.”

Polyrizon continues to advance its naloxone program as part of its broader intranasal platform strategy.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses continuing to advance its naloxone program as part of its broader intranasal platform strategy. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:
Michal Efraty
Investor Relations
IR@polyrizon-biotech.com